Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — December	84-2655572
Innovator S&P 500 Power Buffer ETF — December	84-2704919
Innovator S&P 500 Ultra Buffer ETF — December	84-2749103